

March 6, 2024

Luca Maestri
Chief Financial Officer
Apple Inc.
One Apple Park Way
Cupertino, CA 95014

> **Re: Apple Inc.**
> **Form 10-K for the fiscal year ended September 30, 2023**
> **File No. 001-36743**

Dear Luca Maestri:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Products and Services Performance, page 22

1. You disclose that services net sales increased due to higher net sales across all lines of business. In the December 30, 2023 Form 10-Q, you state that services net sales increased in the first fiscal quarter of fiscal 2024 compared to the same quarter in fiscal 2023 due primarily to higher net sales from advertising, video and cloud services. Further, during the February 1, 2024 earnings call you referred to December quarter revenue records for App Store and AppleCare and state that paid subscriptions continue to grow double-digits. Where two or more factors contributed to a material change from period-to-period, including any offsetting factors, a quantitative discussion of such factors should be included, and using vague terms such as "primarily" in favor of specific quantification should be avoided. Please revise to include such quantitative discussion as it relates to your services revenue and provide us with a sample of any proposed revised disclosures you intend to include in future filings. Refer to Item 303(b) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 2 - Revenue, page 35

2.   You disclose net sales disaggregated by significant products and services; however, Services is presented as one line item. Based on your disclosures on page 2, Services includes advertising, AppleCare, cloud services, digital content and payment services. Please tell us how you considered these services to be similar for purposes of providing disclosures pursuant to ASC 280-10-50-40. As part of your response, please provide us with a breakout of services revenue by type of service for each period presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sam Whittington